

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Howard Lutnick
Chairman and Chief Executive Officer
Cantor Fitzgerald Income Trust, Inc.
110 E. 59th St.
New York, NY 10022

>**Re: Cantor Fitzgerald Income Trust, Inc.**
>**Registration Statement on Form S-11**
>**Filed August 9, 2023**
>**File No. 333-273828**

Dear Howard Lutnick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Yuta N. Delarck, Esq.